UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                          For the date of 09 May, 2007

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________






EMBARGO 11.00                                                      9th MAY 2007




                           Allied Irish Banks, p.l.c.
                            Annual General Meeting
                     Chairman Mr. Dermot gleeson's Speech


("AIB") (NYSE: AIB) Chairman's speech to AIB Annual General Meeting in Radisson SAS Hotel, Lough Atalia Road, Galway, Ireland


Click here (Or copy and paste the link) to download accompanying slides: http://www.aibgroup.com/servlet/ContentServer?pagename=AIB_Investor_Relations/AI
B_Download/aib_d_download&c=AIB_Download&cid=1177399193441&channel=IRFP

Check against delivery



Our shareholders have made clear that they like to receive, at the AGM, an explanation and an account of how the business is performing, and I'm very happy to provide that.



An extensive account is of course available in the Annual Report and a smaller and more accessible summary is available in what we call the Summary Review, which provides a useful birdseye view of where the bank is at this point in time.



Looking back then at AIB in 2006 I am glad to say that the story continues to be a very positive one and that we have continued our strong track record in delivering excellent value to our shareholders.



In terms of total shareholder return, which includes the growth in your dividend and the capital appreciation in your shares, AIB delivered a robust 29% in 2006.



2006 was a year when we enjoyed outstanding growth across all our divisions. I am pleased about the consistency and resilience of this performance and I'm equally pleased that customer demand remains strong for our range of competitive and well-designed products and services.



Let me give you a snap shot of that performance.



I'll start with the most conventional or traditional way of gauging how we are doing and that's to look at after tax profit, how much money is left when we have paid all our taxes.



(Slide 1 - After Tax Profit - 2004 to 2006)



This slide shows the performance over the last 3 years.



In 2006, we generated profit of EUR2.2 billion after tax, up 57% on 2005.



Our profits last year were boosted, exceptionally of course, by the after-tax proceeds from:

1.   the sale and leaseback of a number of our properties; and

2. the sales of our Ark Life business and our 50% joint venture with the Bank of New York.



I am aware that some of you would welcome clarification about the reasons why we have embarked on a sale of our properties and whether it has anything to do with the particular point in the economic cycle, so allow me to spend a few moments explaining exactly why we're doing this.



There are two main reasons why we have embarked on this programme.



The first and main reason has to do with supporting our phenomenal business growth.



AIB is a large, diverse and sophisticated financial services organisation, providing a wide array of products and services to a very large and increasingly demanding and knowledgeable customer base.



One of the biggest elements of our business is lending to customers, and that includes lending to individuals, to small and medium sized businesses, and to large corporate and international clients.



Our business has been growing at a significant rate and this requires that more capital be held to support our lending activities than is being generated internally by our normal trading profit.



Therefore, to support our customers' demands, we have released capital by extracting value from property assets on our Balance Sheet.



We are not closing any of our branches. We are simply selling ownership of the properties, renting them back from their new owners, and using the profit generated as capital to grow our business.



Raising capital from this source is better for our shareholders than other alternatives.



It represents a more efficient use of our assets. The proceeds of these sales become the seed capital for expanded and profitable lending activity.



The second reason has to do with protecting our independence.



The Board's strongly held view is that shareholders interests are best served by AIB retaining its independence.



One of the main ways of achieving this is by harvesting and exploiting clear value-creating opportunities.



This includes realising the hidden value in the business through, among other things, the sale of bricks and mortar.



We would prefer to give that value to our existing shareholders through investing in the business and generating strong returns which of course impact the share price and the dividend paid each year.



A second way of looking at progress, and one that is favoured, for example, by large institutional investors, is the trend in earnings per share or EPS.



(Slide 2 - Adjusted Basic Earnings Per Share)



The earnings per share figure represents the amount of profit we generated for each share that AIB has in issue. In other words, we spread the profit generated in 2006 across the average number of shares in issue during the year, which was 870 million.



The adjusted basic earnings per share for 2006 was 182.8 cents per share, up 25% on 2005. This number has been adjusted to exclude the benefit of the proceeds from the sale of property and businesses, and so is more reflective of the strong underlying performance of the business, because it excludes the once-off boost to profits of those sales.



Another way of looking at our performance is through the profit generated by the divisions - the different areas of the bank's business.



I've already mentioned that 2006 was a year when we enjoyed outstanding growth across all our divisions, so let's take a look at how each of them performed.



(Slide 3 - Pre-Tax Profit and Growth by Division)



This slide shows the profit growth before tax by division and you will see that in 2006, all parts of our business performed strongly over and above 2005, and 2005 itself was a very good year.



Our business in Poland made a special impact in 2006, having turned a corner in the last couple of years. Poland generated a 56% increase in profits last year.




This was driven off the very strong momentum now being experienced, in a more favourable economic climate, and through the quality of our people and our products, which resulted in higher business activity and volumes.



We are going to show you a short video in a few moments, which, this year, has a particular focus on Poland and our business there, and I hope that it will help to explain the real sense of anticipation and promise which we feel about that part of our business.



The traditional core of the Bank is, of course, our retail and commercial banking operations in the Republic of Ireland. We recorded strong growth across all aspects of this business during the year with profit up 24%.



2006 was a year in which competition continued to intensify, especially in our home markets.



Our response has been robust and we continue to hold and, in many instances, to grow our market share, based on our intelligently designed and competitive range of products and services, our highly qualified, competent and committed staff, and the wide choice of channels available to our customers.



In fact, just last Thursday (3rd May), we were awarded the Retail Banking Excellence Award at the 2007 KPMG Financial Services Excellence Awards. This achievement is a great recognition of the approach we have taken to the personal
market against the backdrop of stiff competition over the past year.   Much of
our success is down to the hard work, dedication and commitment of all Staff, at both branch and Head Office level, and I want to express my sincere thanks to all involved.



Capital Markets has, once again, produced a truly impressive performance with profits up 29% on 2005.



This is a business where, over the last ten years, our compound annual growth rate in profits was 20%, and where the earnings are resilient and recurring, and display very low volatility.



Our business in Great Britain & Northern Ireland recorded a strong 17% growth in profits. This business includes First Trust Bank in the North of Ireland, and our business banking operation in Great Britain, which provides financial services to the mid-corporate sector.



M&T's Earnings Per Share increased by 10% during 2006. Our share of M&T Bank's after-tax profit in 2006 amounted to EUR141 million, down 4% when compared to 2005. This reduction merely reflected a one-off reclassification of provisions.



Many of you will have seen the recent media coverage regarding M&T's first quarter results, and the references in the media to sub-prime mortgages.



M&T is not a sub-prime lender and does not hold sub-prime loans in its portfolio.



The sub-prime market in the US has experienced a deterioration in recent months and these difficulties have had a ripple-effect on the rest of the residential mortgage market place, including the "Alt-A" loan market in which M&T has participated.



"Alt-A" loans generally include some form of limited documentation requirements.
  However, typical borrower credit scores in M&T's portfolio are similar to their Prime loan borrowers' credit scores.



Unfavourable market conditions for the sale and repurchase of such loans in the first quarter of this year, impacted M&T's portfolio.



We don't believe that these issues will have an impact on the AIB earnings guidance for 2007 that we issued in February.



All in all, you will see that we are reporting a very strong performance across all our businesses.



Another interesting way to look at our performance is through the geographic distribution of our profits - that is WHERE the profits were generated.



(Slide 4 - Profits are well spread geographically)



This analysis shows the source of our profits and differs from our Divisional analysis in that some of our businesses, particularly our Capital Markets business, span a number of international boundaries.



You can see how the geographic profile of our profits has changed since 2003.



Three years ago, we relied upon our Irish business for 64% of our profits. That has evolved to the point where half of our normal profits are now generated from our other businesses and from outside the Republic of Ireland.



This diversification provides balanced and well-managed growth and underpins our earnings stability.



You can see that our profits are now generated from a wide area with:

50% in the Republic of Ireland;

26% in the United Kingdom;

13% in Poland;

10% in the United States; and

1% from the Rest of the World.



These are all high-performing economies, offering long-term growth opportunities for AIB, and truly allows us to call ourselves an International Business. The number of International Banks generating half of their profits outside their home market is, in fact, quite limited.



So, what do we do with the profits we're generating?



(Slide 5 - How the profit was used)



Over 9% of our profit goes in one of three directions.



23% of our total profit in 2006 went to paying dividends to shareholders - that's EUR628 million in value terms. This percentage is significantly reduced by the retention of the one-off profits from property sales and business unit disposals. In a more normal year, our dividend payout ratio from profit after tax would be in the 40% - 45% range.



And as I've stated on many previous occasions, as well as individual shareholders like yourselves receiving your dividend, many Irish and International Pension funds are also significant beneficiaries of our performance.



There is hardly a Pension Fund in Ireland that doesn't hold AIB shares. The vast majority of Irish pensioners, therefore, both existing and future, have a very significant personal interest in these profits.



There are almost half a million people in private sector pension schemes and those schemes depend for their viability on investments in successful businesses such as AIB.



That's the first element of the distribution.



The second element is what we retain in the business for future growth.



Retained profits represent our most significant source of "fresh" capital, which is essential in growing and developing our business and in maintaining strong capital ratios - all significant contributors to the strength of the share price.



56% of our profits, or over EUR1.5 billion, was retained and kept to grow the business. That figure, however, is flattered by the profits from one-off property transactions and disposals. All of that, and more, will be needed to grow the business in 2007.



Finally, the third major destination for our profits is Government taxes and in 2006 we paid EUR433 million, or 16% of our profits.



That equates to over EUR1.7 million in tax per working day.



(Slide 6 - Dividend Growth 2004 - 2006)



As a result of our strong performance, we have increased the dividend by 10% over the 2005 payment. This results in a compound growth of 10.4% per annum over the 5 years to 2006.



Some of you might ask why, with profits after tax up 57% and adjusted earnings per share up by 25%, we have increased the dividend by 10%.



Well again, it comes back to ensuring that the business retains sufficient capital in the business.



Because we are performing so strongly, the Board has to strike the right balance between what we retain, out of after-tax profit, to provide for the bank's future growth and development, and what we distribute. We continue to keep that balance under constant review.



Now finally let me say something about 2007, the year to date.



It is of course early days yet, but our business continues to enjoy strong momentum and we continue to see sustained demand in all of our markets for all of our key products.



I am happy to reiterate guidance already given for 2007 of low double digit growth in Earnings Per Share as issued at our 2006 results presentation.



Our Irish business continues to perform well in an economy that remains strong. Economic growth is moderating but to a pace that is likely to remain above the European average and to a level which continues to represent a good environment for the bank.



Our UK, Poland and Capital Markets businesses are all performing well.



Across the businesses, customer demand for loans and deposits remains strong.



Asset quality remains very good and we are not seeing cause for concern in any of our loan portfolios.



It's over 40 years since the Royal, Provincial, and Munster and Leinster joined together to form AIB - we have come a long way since then and learned a lot along the way.



We remain Ireland's largest, and one of Ireland's most successful companies and the prospects for future growth and profitability remain bright.



We are now going to show the short video after which we will move into the main part of the meeting.



I mentioned earlier in the meeting that our Polish business was experiencing very strong momentum as a result of a growing economy and the quality of our people and products, all of which led to a significant increase in profits last year.



This year, we are concentrating on Poland in the video and, in doing so, we hope to give you a better insight into this expanding part of our business, and to help you understand the potential that exists in BZWBK.



Thank you.



                                     -ENDS-





For further information please contact:
Catherine Burke
Head of Corporate Relations
AIB Group
Bankcentre
Dublin 4
Tel: +353-1-6600311 ext. 13894





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  09 May, 2007                                 By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.